August 10, 2006

Via U.S. Mail and Facsimile

Dr. Jurgen Hambrecht
Chairman of the Board of Executive Directors
BASF Aktiengesellschaft
67056 Ludwigshafen, Germany


RE:		BASF Aktiengesellschaft
		Form 20-F for the fiscal year ended December 31, 2005 Form 20-F for the fiscal year ended December 31, 2004 Response letters dated May 13, 2005, November 25, 2005, April 12, 2006, and July 21, 2006
		File No. 1-15909


Dear Mr. Hambrecht:

      We have reviewed your response letters and have the following comment. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We have reviewed your response letter dated July 21, 2006. Please revise the text of your proposed risk factor to make clear that the dual-use products to which you refer are chemicals that could be used as precursors for agents in chemical weapons. Please also revise the proposed risk factor to characterize the statement that your sales to customers in Iran "are not otherwise significant to BASF`s consolidated operations" as your opinion or belief. Finally, please provide us with the revised text.



      Please understand that we may have additional comments after we review your response to our comment. Please file your response letter on EDGAR.

      Please contact Jack Guggenheim at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.




								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Eckhard Muller
		President Finance Division
	BASF Aktiengesellschaft


	Pamela Long
		Assistant Director
		Division of Corporation Finance
Dr. Jurgen Hambrecht
BASF Aktiengesellschaft
August 10, 2006
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE